FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

May 17, 2004

DATAMIRROR CORPORATION
(Registrant's name)

3100 Steeles Avenue East, Suite 700
Markham, Ontario, Canada L3R 8T3
(Address of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F     X          Form 40-F _____

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____       No     X

Documents Included as Part of this Report

No.	Document

1.	Form of Proxy

2.	Notice of Annual Meeting and Management Information Circular

3.	2004 Annual Report, MD&A and Financial Statements

4.	Confirmation of Mailing / Certificate re Dissemination to
Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

May 17, 2004

DATAMIRROR CORPORATION

By: /s/ Peter Cauley
Peter Cauley
Chief Financial Officer